ADVANCED BIOENERGY, L.L.C.
P.O. Box 424
Geneva, Nebraska 68361
Telephone (402) 759-3773
Facsimile (402) 759-3774

November 7, 2005

Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:
Advanced BioEnergy, LLC
Responses to comments on Pre-effective Amendment No. 3 to registration statement.
Registration No. 333-125335

Dear Mr. Mancuso:

        We are in receipt of your letter dated November 3, 2004 providing comments on our Pre-effective Amendment No. 3 to registration statement on Form SB-2 as filed on October 25, 2005. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses in the corresponding revisions to our registration statement, set forth below is each of your comments in chronological order immediately followed by our response. In addition, we are enclosing a marked Pre-effective Amendment No. 4 to Form SB-2, which includes the revisions made pursuant to your comments, as well as additional changes and supplements, which we identify and explain at the conclusion of the following comments and responses.

Prospectus Cover

        1.     Tell us how you concluded that Advanced BioEnergy, LLC is exempt from broker-dealer registrations with the SEC. Tell us how the LLC is acting as a broker-dealer and how it satisfies a registration exemption.

        RESPONSE: There is no clear statutory exemption for "issuers" of securities from the broker registration requirement. Regional Properties, Inc. v. Financial & Real Estate Consulting Co., 752 F2d. 178, 181 Fn. 4 (C.A. Tex. 1985). Rather, an exemption for issuers arises by implication from the definition of "broker" and "dealer." The Exchange Act of 1934 (the "Exchange Act") defines the term broker to mean "any person engaged in the business of effecting transactions in securities for the account of others" and defines the term dealer to mean "any person engaged in the business of buying and selling securities for such person's own account through a broker or otherwise." 15 USC §§ 78c(a)(4), (a)(5) (emphasis added). However, the term "dealer" does not include a person that buys or sells securities for such person's own account, either individually or in a fiduciary capacity, but not as a part of a regular business. 15 USC § 78c(a)(5)(B). In addition, the Securities and Exchange Commission has stated that "[w]here an issuer of securities elects not to use a registered broker or dealer to effect a distribution of securities and instead effects the distribution though its own regular officers and employees, the [Exchange] Act has customarily been interpreted not to require the issuer itself to register as either a broker or dealer; the issuer would not be effecting transactions for the account of other nor, generally, would it be engaged in the business of both buying and selling its securities for its own account." Exch. Act Release No. 13195 (Jan. 21, 1977). See Also Exch. Act Release No. 22172, Fn. 5 (June 27, 1985); Regional Properties,  Inc., 752 F2d. at 181, Fn. 4; John Colter Development Co., Ltd., SEC No-Action Letter (avail. July 12, 1973); Arizona-Colorado Land & Cattle Co., SEC No-Action Letter (avail. June 30, 1973); And Womprop, Inc., SEC No-Action Letter (avail. June 15, 1973).

        By effecting the distribution of its own securities, Advanced BioEnergy is not a broker, i.e. engaging in transactions for the account of others, but is instead selling securities for its own account. In addition, Advanced BioEnergy logically cannot be considered a dealer as it is not both buying and selling its securities, nor are its selling activities a regular business of Advanced BioEnergy, rather its regular business is the development, ownership and operation of an ethanol plant. Further, Advanced BioEnergy's selling officers and directors, identified on page 7 of the prospectus, qualify for the safe harbor exemption of Rule 3a4-1(a)(4)(ii). Therefore, both Advanced BioEnergy and its selling officers and directors are exempt from the Exchange Act's broker or dealer registration requirements.

        Cf. Rosenthal & Rosenthal, SEC No-Action Letter (avail. July 13, 1977).

Fagen, Inc., page 57

        2.     Clarify the relationship between Fagen, Inc. and Fagen Engineering LLC. With a view toward disclosure, please tell us why your Fagen agreements are with different entities.

        RESPONSE: Fagen, Inc. and Fagen Engineering, LLC are both owned by Ron Fagen. Fagen Engineering, LLC is a design engineering firm founded in 1996 to assist Fagen, Inc. in construction of its projects. Fagen, Inc. typically serves as the design-builder and Fagen Engineering, LLC provides engineering and certain design services. We have not yet entered into a design-build agreement with Fagen, Inc. However, we wished to proceed forward with our engagement of Fagen Engineering, LLC in order to obtain certain engineering and design services necessary for our project.

Plan of Distribution, page 72

        3.     Please tell us whether any distribution participant has participated in selling an offering of securities for any other issuer within the last 12 months.

        RESPONSE: The distribution participants listed on page 7 of our registration statement have not participated in selling an offering of securities for any other issuer within the last 12 months.

Exhibits

        4.     We note your reference to a new request for confidential treatment. We will issue any comments on that request separately. All comments on the request must be resolved before we may accelerate the effective date of your registration statement.

        RESPONSE: We have withdrawn the request for confidential treatment and filed a substituted Exhibit 10.14.

Additional Changes and Updates by the Registrant

        We have deleted John T. Porter from our list of distribution participants in the registration statement and in the subscription agreement filed as Exhibit 4.2.

        We have deleted Texas from our list of states in which we intend to register securities.

        We have amended Exhibits 5.1 and 8.1 to reflect that the opinions have been executed as of the effective date.

        We have added Exhibit 4.4 which is a First Amendment to Escrow Agreement to properly reflect our debt range necessary to release funds from escrow and to comply with the Nebraska's securities laws.

        We have filed a substituted Exhibit 10.14 which is the Engineering Services Agreement dated November 4, 2005 and withdrawn our confidential treatment request.

        We have added Exhibit 10.15 which is the Lock-Up Agreement and amended our registration statement in various locations to refer to the restrictions on transfer imposed by that agreement.

        Status of Review of Form SB-2 by Florida, Iowa, Kansas, Nebraska, South Dakota, Texas and Wisconsin Securities Departments.

        Florida: Florida has advised us that it will withhold comments to our Form SB-2 pending a full review by the SEC.

        Iowa: We have received comments from the state of Iowa and have previously provided copies of the comments and our responses to the Commission.

        Kansas: Kansas has advised us that it will withhold comments to our Form SB-2 pending a full review by the SEC.

        Kentucky: We have not yet received comments from the state of Kentucky.

        Nebraska: We have received comments from the state of Nebraska and have previously provided copies of the comments and our responses to the Commission.

        South Dakota: South Dakota has advised us that it will withhold comments to our Form SB-2 pending a full review by the SEC.

        Texas: We have received comments from the state of Texas and have previously provided copies of the comments and our responses to the Commission. We intend to withdraw our registration in the state of Texas and have amended our prospectus accordingly.

        Wisconsin: Wisconsin has advised us that it will withhold comments to our Form SB-2 pending a full review by the SEC.

Sincerely,
/s/ REVIS L. STEPHENSON, III Revis L. Stephenson, III

RLS/
Enclosures